Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222202

PROSPECTUS

1,987,337 Shares

Common Stock

This prospectus relates to the resale by the investors listed in the section of this prospectus entitled “Selling Stockholders” (the “Selling Stockholders”), of up to 1,987,337 shares (the “Shares”) of our common stock, par value $0.00001 per share (the “Common Stock”). The 1,987,337 shares of Common Stock are issuable upon exercise of outstanding warrants to purchase shares of Common Stock (the “Warrants”), issued by us to the Selling Stockholders on June 19, 2017 pursuant to that certain Securities Purchase Agreement, dated June 14, 2017, by and among the Registrant and the purchasers signatory thereto. The Warrants are subject to a blocker provision (the “Warrant Blocker”), which restricts the exercise of a Warrant if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own in excess of 4.99% of our then issued and outstanding shares of Common Stock (including the shares of Common Stock issuable upon such exercise), as such percentage ownership is determined in accordance with the terms of the Warrants. The Warrants are currently exercisable, have a term of five years from the date of issuance and have an exercise price of $1.30 per share of Common Stock.

Our registration of the Shares covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the Shares.  The Selling Stockholders may sell the Shares covered by this prospectus in a number of different ways and at varying prices. For additional information on the possible methods of sale that may be used by the Selling Stockholders, you should refer to the section of this prospectus entitled “Plan of Distribution” beginning on page 12 of this prospectus.  We will not receive any of the proceeds from the Shares sold by the Selling Stockholders, other than any proceeds from any cash exercise of Warrants.

No underwriter or other person has been engaged to facilitate the sale of the Shares in this offering.  The Selling Stockholders may, individually but not severally, be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), of the Shares that they are offering pursuant to this prospectus.  We will bear all costs, expenses and fees in connection with the registration of the Shares.  The Selling Stockholders will bear all commissions and discounts, if any, attributable to their respective sales of the Shares.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “VKTX.”  On January 12, 2018, the last reported sale price per share of our Common Stock was $4.74.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information”, carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk.  See “Risk Factors” on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 16, 2018.

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under the section of this prospectus entitled “Where You Can Find More Information”. You should carefully read this prospectus as well as additional information described under the section of this prospectus entitled “Incorporation of Certain Information by Reference,” before deciding to invest in our common shares.

Unless the context otherwise requires, the terms “Viking,” “we,” “us” and “our” in this prospectus refer to Viking Therapeutics, Inc., and “this offering” refers to the offering contemplated in this prospectus.

Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the selling stockholders are not, making an offer of these securities in any jurisdiction where such offer is not permitted.

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus and the documents incorporated by reference in this prospectus include, but are not limited to, statements about:

•	risks and uncertainties associated with our research and development activities, including our clinical trials and preclinical studies;
•	the timing or likelihood of regulatory filings and approvals or of alternative regulatory pathways for our drug candidates;
•	the potential market opportunities for commercializing our drug candidates;
•	our expectations regarding the potential market size and the size of the patient populations for our drug candidates, if approved for commercial use, and our ability to serve such markets;
•	estimates of our expenses, future revenue, capital requirements and our needs for additional financing;
•	our ability to develop, acquire and advance our product candidates into, and successfully complete, clinical trials and preclinical studies and obtain regulatory approvals;
•	the implementation of our business model and strategic plans for our business and drug candidates;
•	the initiation, cost, timing, progress and results of future preclinical studies and clinical trials, and our research and development programs;
•	the terms of future licensing arrangements, and whether we can enter into such arrangements at all;
•	timing and receipt or payments of licensing and milestone revenues, if any;
•

the scope of protection we are able to establish and maintain for intellectual property rights covering our drug candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	regulatory developments in the United States and foreign countries;
•	the performance of our third party suppliers and manufacturers;
•	our ability to maintain and establish collaborations or obtain additional funding;
•	the success of competing therapies that are currently or may become available;
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
•	our ability to continue as a going concern;
•	our financial performance; and
•	developments and projections relating to our competitors and our industry.

We caution you that the forward-looking statements highlighted above do not encompass all of the forward-looking statements made in this prospectus or in the documents incorporated by reference in this prospectus.

We have based the forward-looking statements contained in this prospectus and in the documents incorporated by reference in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcomes of the events described in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and experience to differ from those projected, including, but not limited to, the risk factors described herein and the risk factors set forth in Part I - Item 1A, “Risk Factors”, in our Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC on March 21, 2017, in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, as filed with the SEC on August 9, 2017, in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the SEC on November 8, 2017, and elsewhere in the documents incorporated by reference into this prospectus. Moreover, we operate in a very competitive and challenging environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus and in the documents incorporated by reference in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements contained in this prospectus and in the documents incorporated by reference in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, other strategic transactions or investments we may make.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus.  Because it is only a summary, it does not contain all of the information you should consider before investing in our Common Stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus.  Before you decide whether to purchase shares of our Common Stock, you should read this entire prospectus carefully, including the risks of investing in our securities discussed under the section of this prospectus entitled “Risk Factors” and similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

The Company

We are a clinical-stage biopharmaceutical company focused on the development of novel, first-in-class or best-in-class therapies for metabolic and endocrine disorders. We have exclusive worldwide rights to a portfolio of five drug candidates in clinical trials or preclinical studies, which are based on small molecules licensed from Ligand Pharmaceuticals Incorporated, or Ligand.

Our lead clinical program is VK5211, an orally available drug candidate, currently in a Phase 2 clinical trial for acute rehabilitation following non-elective hip fracture surgery. VK5211 is a non-steroidal selective androgen receptor modulator, or SARM. A SARM is designed to selectively interact with a subset of receptors that have a normal physiologic role of interacting with naturally-occurring hormones called androgens. Broad activation of androgen receptors with drugs, such as exogenous testosterone, can stimulate muscle growth and improve bone mineral density, but often results in unwanted side effects such as prostate growth, hair growth and acne. VK5211 is expected to selectively produce the therapeutic benefits of testosterone in muscle and bone tissue, potentially accelerating rehabilitation and improving patient outcomes. VK5211 is also expected to have improved safety, tolerability and patient acceptance relative to testosterone. We believe that VK5211 may also have potential benefits to patients suffering from muscle loss in other settings, such as joint replacements or muscle wasting disorders. We reported positive top-line results from this Phase 2 trial in November 2017. See “—Recent Developments—VK5211 Phase 2 Clinical Trial” below.

Our second clinical program is VK2809, an orally available, tissue and receptor-subtype selective agonist of the thyroid hormone receptor beta, or TRß, that is in a Phase 2 clinical trial for the treatment of patients with hypercholesterolemia and fatty liver disease. Selective activation of the TRß receptor in liver tissue is believed to favorably affect cholesterol and lipoprotein levels via multiple mechanisms, including increasing the expression of low-density lipoprotein receptors and increasing mitochondrial fatty acid oxidation. We are currently conducting a Phase 2 clinical trial of VK2809 in patients with hypercholesterolemia and fatty liver disease and expect to report initial results from this Phase 2 trial in the first half of 2018. In October 2017, we announced positive final results from an eight-week study of VK2809 in an in vivo model of non-alcoholic steatohepatitis (NASH). See “—Recent Developments—VK2809 In Vivo Study of NASH” below.

In February 2017, we announced that we are commencing efforts to utilize VK2809 to potentially help patients who suffer from Glycogen Storage Disease type Ia, or GSD Ia.  GSD Ia is a rare, orphan genetic disease caused by a deficiency of glucose-6-phosphatase (G6PC), an enzyme responsible for the liver’s production of free glucose from glycogen and gluconeogenesis.  Approximately 2,000 patients in the U.S. suffer from GSD Ia. We have conducted a proof-of-concept study utilizing VK2809 in an in vivo model of GSD Ia. Data demonstrated that treatment with VK2809 led to statistically significant reductions in key metabolic markers of GSD Ia. VK2809’s potential to rapidly reduce hepatic triglyceride levels, as demonstrated in this initial evaluation in a GSD Ia model, provides support for the continued investigation of the compound in this indication. We expect to file an Investigational New Drug Application, or IND, and then initiate a Phase 1 human proof-of-concept clinical trial to evaluate VK2809 in patients with GSD Ia in the first quarter of 2018 and to announce initial results from the trial in the second half of 2018.

We are also developing VK0214 for X-linked adrenoleukodystrophy, or X-ALD, a rare X-linked, inherited neurological disorder characterized by a breakdown in the protective barriers surrounding brain and nerve cells. The disease, for which there is no approved treatment, is caused by mutations in a peroxisomal transporter of very long chain fatty acids, or VLCFA, known as ABCD1. As a result, transporter function is impaired and patients are unable to efficiently metabolize VLCFA. The TRß receptor is known to regulate expression of an alternative VLCFA transporter, known as ABCD2. Various preclinical models have demonstrated that increased expression of ABCD2 can lead to normalization of VLCFA metabolism. Preliminary data suggest that VK0214 stimulates ABCD2 expression in an in vitro model and reduces VLCFA levels in an in vivo model of X-ALD.  Pending completion of certain toxicology studies, we expect to file an IND and then initiate a proof-of-concept clinical trial in the second half of 2018.

We were incorporated under the laws of the State of Delaware on September 24, 2012. Since our incorporation, we have devoted most of our efforts towards conducting certain clinical trials and preclinical studies related to our VK5211, VK2809 and VK0214 programs, as well as efforts towards raising capital and building infrastructure. We obtained worldwide rights to our VK5211, VK2809 and VK0214 programs and certain other assets pursuant to an exclusive license agreement with Ligand. The terms of this license agreement are detailed in the Master License Agreement, which we entered into on May 21, 2014 with Ligand, as amended, or the Master License Agreement. A summary of the Master License Agreement can be found in the section entitled “Business —Agreements with Ligand —Master License Agreement” in Part I, Item 1 of our Annual Report on Form 10-K filed with the SEC on March 21, 2017.

For a complete description of our business, financial condition, results of operations and other important information, we refer you to our filings with the SEC that are incorporated by reference in this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2016, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.  For instructions on how to find copies of these documents, see the section of this prospectus entitled “Where You Can Find More Information”.

Recent Developments

VK2809 In Vivo Study of NASH

In October 2017, we announced positive final results from an eight-week study of VK2809 in an in vivo model of NASH. Treatment with VK2809 resulted in: (1) statistically significant reductions in several key measures of steatosis, including liver triglyceride content and total liver lipid content, (2) fibrotic activity, including total liver fibrosis, type I collagen and hydroxyproline, relative to vehicle controls, and (3) statistically significant changes in the expression of key genes associated with NASH development and progression, relative to vehicle control, suggesting improved lipid and cholesterol metabolism, improved lipid metabolism and insulin sensitivity and reduced fibrotic activity.

VK5211 Phase 2 Clinical Trial

On November 28, 2017, we announced positive top-line results from our 12-week, Phase 2 clinical trial of VK5211 in patients who recently suffered a hip fracture.  Top-line data showed that the trial achieved its primary endpoint, demonstrating statistically significant, dose dependent increases in lean body mass, less head, following treatment with VK5211 as compared to placebo.  The study also achieved certain secondary endpoints, demonstrating statistically significant increases in appendicular lean body mass and total lean body mass for all doses of VK5211, compared to placebo.  VK5211 demonstrated encouraging safety and tolerability in this study, with no drug-related serious adverse events (SAEs) reported.

The Phase 2 clinical trial was a randomized, double-blind, placebo-controlled, parallel group, international study designed to evaluate the efficacy, safety and tolerability of VK5211 in patients recovering from hip fracture surgery.  A total of 108 patients were randomized to receive once-daily VK5211 doses of 0.5 mg, 1.0 mg, 2.0 mg, or placebo for 12 weeks.  Top-line results include:

•

All doses of VK5211 demonstrated statistically significant increases in total lean body mass, less head, the study’s primary endpoint.  Placebo-adjusted increases in lean body mass were 4.8% at 0.5 mg (p < 0.005), 7.2% at 1.0 mg (p < 0.001), and 9.1% at 2.0 mg (p < 0.001).  These corresponded to placebo-adjusted increases of 1.6 kg at 0.5 mg (p < 0.005), 2.5 kg at 1.0 mg (p < 0.001), and 3.1 kg at 2.0 mg (p < 0.001).

•

The proportion of patients experiencing at least a 5% increase in total lean body mass, less head, were 19% with placebo, 61% at 0.5 mg, 65% at 1.0 mg, and 75% at 2.0 mg (p < 0.01 for each).  The proportion of patients demonstrating at least a 2.0 kg gain in total lean body mass, less head, were 14% with placebo, 57% at 0.5 mg, 65% at 1.0 mg, and 81% at 2.0 mg (p < 0.01 for each).

•

All doses of VK5211 produced statistically significant increases in appendicular lean body mass, a secondary efficacy endpoint.  Placebo-adjusted increases in appendicular lean body mass were 6.1% at 0.5 mg (p < 0.01), 9.0% at 1.0 mg (p < 0.001), and 10.2% at 2.0 mg (p < 0.001).  These corresponded to placebo-adjusted increases of 0.8 kg at 0.5 mg (p < 0.05), 1.3 kg at 1.0 mg (p < 0.001), and 1.4 kg at 2.0 mg (p < 0.001).

•

All doses of VK5211 produced statistically significant increases in total lean body mass, including head, a secondary efficacy endpoint.  Increases in total lean body mass were 6.3% (p < 0.005), 8.2% (p < 0.001), and 9.9% (p < 0.001) from baseline, corresponding to placebo-adjusted increases of 4.7% at 0.5 mg (p < 0.005), 6.8% at 1.0 mg (p < 0.001), and 8.3% at 2.0 mg (p < 0.001).  These corresponded to placebo-adjusted increases of 1.7 kg at 0.5 mg (p < 0.005), 2.6 kg at 1.0 mg (p < 0.001), and 3.1 kg at 2.0 mg (p < 0.001).

•

Patients receiving VK5211 demonstrated numerical improvements in certain exploratory assessments of functional performance, including the 6-minute walk test and short physical performance battery, compared with placebo.  These endpoints were not powered for significance.  Further evaluation of exploratory functional endpoints is underway.

•

There were no significant differences in the rates of adverse events reported among patients receiving VK5211 compared with placebo.  There were no dose-related differences in reported adverse events among various VK5211 treatment groups.  No drug-related SAEs were observed in patients receiving VK521.

We expect to receive follow-up data for the Phase 2 clinical trial in the first half of 2018.

Public Offering of Common Stock

On December 11, 2017, we closed an underwritten public offering of shares of our common stock pursuant to which we sold an aggregate of 5,900,000 shares of our common stock at a public offering price of $2.50 per share, including 769,565 shares sold pursuant to the underwriters’ full exercise of their option to purchase additional shares to cover over-allotments. The gross proceeds to us from this offering are expected to be approximately $14.8 million, before deducting underwriting discounts and commissions and other estimated offering expenses.

Corporate Information

We were incorporated under the laws of the State of Delaware on September 24, 2012. Our principal executive offices are located at 12340 El Camino Real, Suite 250, San Diego, CA 92130, and our telephone number is (858) 704-4660. Our website address is www.vikingtherapeutics.com. We have included our website address in this prospectus solely as an inactive textual reference. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as that term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we qualify as an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that do not qualify as emerging growth companies, including, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations relating to executive compensation and exemptions from the requirements of holding advisory “say-on-pay,” “say-when-on-pay” and “golden parachute” executive compensation votes.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;
•	the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, or December 31, 2020;
•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and
•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act (i.e., the first day of the fiscal year after we have (1) more than $700.0 million in outstanding common equity held by our non-affiliates, measured each year on the last day of our second fiscal quarter, and (2) been public for at least 12 months).

We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings with the SEC. As a result, the information that we provide to our stockholders may be different than the information you receive from other public reporting companies.

RISK FACTORS

Investing in shares of our Common Stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K, and the updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus before deciding whether to purchase any of the Common Stock being offered. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of shares of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

USE OF PROCEEDS

We will receive no proceeds from the sale of the Shares by the Selling Stockholders. We may, however, receive cash proceeds equal to the total exercise price of the Warrants to the extent that the Warrants are exercised for cash.  The exercise price of the Warrants is $1.30 per share of Common Stock. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including stock splits, dividends or distributions, or other similar transactions.  However, the Warrants contain a “cashless exercise” feature that allow the holders to exercise the Warrants without making a cash payment to us in the event that there is no registration statement registering the Shares. There can be no assurance that any of these Warrants will be exercised by the Selling Stockholders at all or that the Warrants will be exercised for cash rather than pursuant to the “cashless exercise” feature.  To the extent we receive proceeds from the cash exercise of the Warrants, we intend to use such proceeds to provide capital support or for general corporate purposes, which may include, without limitation, supporting asset growth and engaging in acquisitions or other business combinations.  We do not have any specific plans for acquisitions or other business combinations at this time.  Our management will retain broad discretion in the allocation of the net proceeds from the exercise of the Warrants.

The Selling Stockholders will pay any underwriting discounts and commissions and any similar expenses they incur in disposing of the Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus. These may include, without limitation, all registration and filing fees, printing fees and fees and expenses of our counsel and accountants.

SELLING STOCKHOLDERS

Unless the context otherwise requires, as used in this prospectus, “Selling Stockholders” includes the selling stockholders listed below and donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer.

We have prepared this prospectus to allow the Selling Stockholders or their successors, assignees or other permitted transferees to sell or otherwise dispose of, from time to time, up to 1,987,337 shares of our Common Stock.  The 1,987,337 shares of Common Stock to be offered hereby are issuable to the Selling Stockholders in connection with the exercise of the Warrants.

Pursuant to the terms of the Securities Purchase Agreement, we issued the Warrants to the Selling Stockholders. The Warrants have an exercise price of $1.30 per share of Common Stock, subject to adjustment as provided in the Warrants, are currently exercisable and have a term of five years from the date of issuance. The exercisability of the Warrants is subject to the Warrant Blocker, as described in the footnotes below.

All of the 1,987,337 shares of Common Stock to be offered hereby will be issued in reliance on the exemption from securities registration in Section 4(a)(2) under the Securities Act and Rule 506 promulgated thereunder.

The shares of Common Stock to be offered by the Selling Stockholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act to give the Selling Stockholders the opportunity to sell these shares publicly.  The registration of these shares does not require that any of the shares be offered or sold by the Selling Stockholders.  Subject to these resale restrictions, the Selling Stockholders may from time to time offer and sell all or a portion of their shares indicated below in privately negotiated transactions or on the NASDAQ Capital Market or any other market on which our Common Stock may subsequently be listed.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best effort basis.  To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offering will be set forth in a prospectus supplement.  See the section of this prospectus entitled “Plan of Distribution”. The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

No estimate can be given as to the amount or percentage of Common Stock that will be held by the Selling Stockholders after any sales made pursuant to this prospectus because the Selling Stockholders are not required to sell any of the Shares being registered under this prospectus.  The following table assumes that the Selling Stockholders will sell all of the Shares listed in this prospectus.

Unless otherwise indicated in the footnotes below, no Selling Stockholder has had any material relationship with us or any of our affiliates within the past three years other than as a security holder.

We have prepared this table based on written representations and information furnished to us by or on behalf of the Selling Stockholders.  Since the date on which the Selling Stockholders provided this information, the Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of the shares of Common Stock in a transaction exempt from the registration requirements of the Securities Act.  Unless otherwise indicated in the footnotes below, we believe that: (1) none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers, (2) no Selling Stockholder has direct or indirect agreements or understandings with any person to distribute their Shares, and (3) the Selling Stockholders have sole voting and investment power with respect to all Shares beneficially owned, subject to applicable community property laws.  To the extent any Selling Stockholder identified below is, or is affiliated with, a broker-dealer, it could be deemed, individually but not severally, to be an “underwriter” within the meaning of the Securities Act. Information about the Selling Stockholders may change over time.  Any changed information will be set forth in supplements to this prospectus, if required.

The following table sets forth information with respect to the beneficial ownership of our Common Stock held, as of December 31, 2017, by the Selling Stockholders and the number of Shares being registered hereby and information with respect to shares to be beneficially owned by the Selling Stockholders after completion of the offering of the shares for resale.  The percentages in the following table reflect the shares beneficially owned by the Selling Stockholders as a percentage of the total number of shares of Common Stock outstanding as of December 31, 2017.  As of such date, 35,817,104 shares of Common Stock were outstanding.

	Shares Beneficially Owned Prior to the Offering of Shares for Resale(1)		Maximum Number of Shares of Common Stock to be Offered for Resale Pursuant to this Prospectus	Shares Beneficially Owned After the Offering of Shares for Resale(1)(2)
Name	Number	Percentage	Number	Number	Percentage
PoC Capital, LLC	26,087 (3)	*	26,087	—	—
Lincoln Park Capital Fund, LLC	1,823,233 (4)	4.9%	1,012,500	810,733	2.1%
Empery Asset Management, LP	926,250(5)	2.5%	326,250	600,000	1.6%
G. Nicholas Farwell	2,490,008 (6)	7.0%	472,500 (7)	2,490,008	6.4%
Donald E. Garlikov	1,611,000 (8)	4.4%	150,000	1,461,000	3.8%
TOTAL	—	—	1,987,337	—	—

*	Less than 1%.
(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to warrants, options and other convertible securities held by that person that are currently exercisable or exercisable within 60 days (of December 31, 2017) are deemed outstanding. Shares subject to warrants, options and other convertible securities, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)

Assumes that the Selling Stockholders dispose of all of the shares of Common Stock covered by this prospectus and do not acquire beneficial ownership of any additional shares.  The registration of these shares does not necessarily mean that the Selling Stockholders will sell all or any portion of the shares covered by this prospectus. Also assumes that all of the Warrants are exercised in full.

(3)

The number of shares consists solely of 26,087 shares of Common Stock issuable upon exercise of the Warrant held by the Selling Stockholder. Voting and dispositive power with respect to the 26,087 shares issuable to the Selling Stockholder upon exercise of the Warrant is held by Daron Evans, who is the Managing Director of the Selling Stockholder. The business address of the Selling Stockholder is 2995 Woodside Rd., Suite 400-121, Woodside, CA 94062, Attn: Daron Evans.

(4)

The number of shares consists of: (1) 1,012,500 shares of Common Stock issuable upon exercise of the Warrant held by the Selling Stockholder, except to the extent such exercise is restricted by the Warrant Blocker, (2) 292,333 shares of common stock held directly by the Selling Stockholder, and (3) 518,400 shares of Common Stock upon exercise of an additional warrant to purchase shares of Common Stock held by the Selling Stockholder, except to the extent such exercise is restricted by the Warrant Blocker. Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, are deemed to be beneficial owners of all of the shares of common stock beneficially owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares. The business address of the Selling Stockholder is 440 North Wells, Suite 410, Chicago, IL 60654.

(5)

The number of shares consists of (1) 153,900 shares of Common Stock issuable upon exercise of the Warrant held by Empery Asset Master, LTD (“EAM”), (2) 256,292 shares of Common Stock issuable upon exercise of an additional warrant to purchase shares of Common Stock held by EAM, (3) 74,042 shares of Common Stock issuable upon exercise of the Warrant held by Empery Tax Efficient, LP (“ETE”), (4) 203,145 shares of Common Stock issuable upon exercise of an additional warrant to purchase shares of Common Stock held by ETE, (5) 98,308 shares of Common Stock issuable upon exercise of the Warrant held by Empery

Tax Efficient II, LP (“ETE II”), and (6) 140,563 shares of Common Stock issuable upon exercise of an additional warrant to purchase shares of Common Stock held by ETE II. Empery Asset Management LP is the authorized agent of each of EAM, ETE and ETE II and has discretionary authority to vote and dispose of the shares beneficially held by each of EAM, ETE and ETE II and may be deemed to be the beneficial owner of such shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares beneficially held by each of EAM, ETE and ETE II. Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares. The business address of the Selling Stockholder is One Rockefeller Plaza, Suite 1205, New York, NY 10020.

(6)

The number of shares consists of: (1) 950,000 shares of Common Stock held by a family trust of which the Selling Stockholder is one of the trustees and over which the Selling Stockholder shares voting and dispositive power, (2) 500,000 shares of Common Stock held directly by the Selling Stockholder, (3) 1,040,008 shares of Common Stock held in the Selling Stockholder’s IRA, (4) 123,750 shares of Common Stock issuable upon exercise of the Warrant held by a family trust of which the Selling Stockholder is one of the trustees and over which the Selling Stockholder shares voting and dispositive power, (5) 75,000 shares of Common Stock issuable upon exercise of the Warrant held directly by the Selling Stockholder, (6) 273,750 shares of Common Stock issuable upon exercise of the Warrant held in the Selling Stockholder’s IRA, (7) 540,000 shares of Common Stock issuable upon exercise of an additional warrant to purchase shares of Common Stock held by a family trust of which the Selling Stockholder is one of the trustees and over which the Selling Stockholder shares voting and dispositive power, (8) 185,000 shares of Common Stock issuable upon exercise of an additional warrant to purchase shares of Common Stock held directly by the Selling Stockholder, and (9) 573,750 shares of Common Stock issuable upon exercise of an additional warrant to purchase shares of Common Stock held in the Selling Stockholder’s IRA, except in the cases of items (4) through (9) to the extent any such exercise is restricted by the Warrant Blocker. The business address of the Selling Stockholder is 1240 Arbor Road, Menlo Park, CA 94025.

(7)

Assumes that (1) 123,750 shares of Common Stock are issued upon exercise of the Warrant held by a family trust of which the Selling Stockholder is one of the trustees and over which the Selling Stockholder shares voting and dispositive power, (2) 75,000 shares of Common Stock are issued upon exercise of the Warrant held directly by the Selling Stockholder, and (3) 273,750 shares of Common Stock are issued upon exercise of the Warrant held in the Selling Stockholder’s IRA, even though the exercise of such Warrants is currently restricted by the Warrant Blocker.

(8)

The number of shares consists of: (1) 150,000 shares of Common Stock issuable upon exercise of the Warrant held by the Selling Stockholder, (2) 975,000 shares of common stock directly by the Selling Stockholder, and (3) 486,000 shares of Common Stock upon exercise of an additional warrant to purchase shares of Common Stock held by the Selling Stockholder. The business address of the Selling Stockholder is 41 South High Street, Suite 3400, Columbus, OH 43215.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issuable upon exercise of the Warrants previously issued to the Selling Stockholders to permit the resale of these shares of Common Stock by the holders of the Warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The Selling Stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be effected in transactions, which may involve cross or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	in an exchange distribution in accordance with the rules of the applicable exchange;
•	in privately negotiated transactions;
•	in short sales;
•	through the distribution of the Common Stock by any Selling Stockholder to its partners, members or stockholders;
•	through one or more underwritten offerings on a firm commitment or best efforts basis;
•	in sales pursuant to Rule 144;
•	whereby broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	in a combination of any such methods of sale; and
•	in any other method permitted pursuant to applicable law.

If the Selling Stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the shares of Common Stock or the Warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders, individually and not severally, and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of Common Stock against certain liabilities, including liabilities arising under the Securities Act.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the Warrants, estimated to be $25,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock. Because it is only a summary of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and the form of the Warrants, each of which are included as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 300,000,000 shares of Common Stock, $0.00001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.00001 par value per share.

As of December 31, 2017, there were 35,817,104 shares of our Common Stock outstanding, held by approximately 12 stockholders of record, not including beneficial holders whose shares are held in names other than their own. Our board of directors is authorized, without stockholder approval except as required by the rules and listings standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Common Stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors, and it establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our Common Stock are, and the shares of our Common Stock to be issued pursuant to this prospectus or which may be issued upon conversion of or exchange for preferred stock or debt securities that provide for conversion or exchange, or upon exercise of warrants or units to be issued pursuant to this prospectus, will be, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock.

Equity Awards

As of December 31, 2017, options to purchase 1,575,864 shares of our Common Stock with a weighted-average exercise price of $2.68 per share were outstanding, restricted stock awards representing an aggregate of 62,000 shares of our Common Stock were unvested and outstanding, and restricted stock units representing 46,250 shares of our Common Stock were outstanding.

Outstanding Warrants

As of December 31, 2017, in addition to the Warrants we are registering hereunder, warrants to purchase an aggregate of 9,218,949 shares of our Common Stock with a weighted-average exercise price of $1.58 per share were outstanding. Our warrants to purchase an aggregate of 8,172,699 shares of our Common Stock issued in April 2016 are listed on the Nasdaq Capital Market under the symbol “VKTXW”.

Ligand Convertible Note

As of December 31, 2017, the aggregate outstanding principal amount under that certain Secured Convertible Promissory Note issued by us to Ligand on May 21, 2014 or the Note, plus all accrued and previously unpaid interest thereon, was approximately $3,876,937. We may repay any portion of the outstanding principal amount of the loans under the Note, plus accrued and previously unpaid interest thereon, by delivering a notice to Ligand, or the Additional Repayment Notice, specifying the amount that we wish to repay, or the Additional Payment Amount. Ligand will have five days to elect to receive the Additional Payment Amount in cash, our equity securities or a combination of cash and our equity securities. If Ligand does not make an election within such five-day period, the form of the Additional Payment Amount will be at our sole election and discretion, subject to the number of equity securities being reduced to the extent that the issuance of such equity securities would increase Ligand’s beneficial ownership of our Common Stock to greater than 49.9%. To the extent that any portion of an Additional Payment Amount will be paid in the form of our equity securities, we will issue to Ligand, with respect to the portion of the Additional Payment Amount that will be paid in our equity securities, such number of shares of our Common Stock equal to the greater of (a) such number of shares of Common Stock equal to the quotient obtained by dividing the Additional Payment Amount by the volume weighted-average closing price of our Common Stock for the 30 days prior to the date we deliver the Additional Repayment Notice, and (b) such number of shares of Common Stock equal to the quotient obtained by dividing the Additional Payment Amount by $8.00 (subject to adjustment for stock dividends, splits, combinations or similar transactions). Each $1.00 of any Additional Payment Amount will reduce the amount of accrued and unpaid interest and then unpaid principal amount under the Note by $0.50.

Registration Rights

On May 21, 2014, we entered into a Registration Rights Agreement with Ligand, as amended, or the Ligand Registration Rights Agreement, pursuant to which we agreed, among other things, that we would file with the SEC, by no later than January 23, 2017, a Registration Statement on Form S-1 under the Securities Act that covers the resale of (1) the securities issued by us to Ligand pursuant to the Master License Agreement we previously entered into with Ligand and the securities issuable by us to Ligand pursuant to the Note, or, collectively, the Viking Securities, (2) the shares of our Common Stock issued or issuable upon conversion of the Viking Securities, if applicable, and (3) the shares of our Common Stock issued as a dividend or other distribution with respect to, in exchange for or in replacement of the Viking Securities.

We issued to Laidlaw & Company (UK) Ltd., the representative of the underwriters for our initial public offering as additional compensation a warrant, or the Representative’s Warrant, to purchase an aggregate of 82,500 shares of our Common Stock. Pursuant to the terms of the Representative’s Warrant, the holders of 51% of the shares issuable upon exercise of the Representative’s Warrant, or the Representative’s Warrant Shares, have the right to demand, on one occasion, the registration by us of the Representative’s Warrant Shares. Additionally, we have agreed under the terms of the Representative’s Warrant to provide the holder of the Representative’s Warrant Shares with certain piggyback registration rights.

On February 8, 2017, we issued to PoC Capital, LLC, or PoC Capital an aggregate of 1,286,173 shares of Common Stock, or the PoC Shares pursuant to a stock purchase agreement.  Under the terms of such stock purchase agreement, we agreed to file with the SEC, by no later than February 23, 2017, a Registration Statement under the Securities Act that covers the resale of all of the PoC Shares.

We filed a registration statement registering the Viking Securities, the Representative’s Warrant Shares and the PoC Shares for resale on February 14, 2017, and the registration statement was declared effective on March 27, 2017.

On September 28, 2017, we entered into a Registration Rights Agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park, pursuant to which we agreed to file with the SEC one or more registration statements as necessary to register for sale under the Securities Act shares of Common Stock that we issued or may issue to Lincoln Park pursuant to the Purchase Agreement we entered into with Lincoln Park on September 28, 2017. On October 17, 2017, we filed a registration statement registering 6,873,975 of such shares of Common Stock for resale, and such registration statement was declared effective on October 26, 2017.

Anti-Takeover Provisions

Certain provisions of Delaware law, along with certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Delaware Law

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, regulating corporate takeovers. In general, those provisions prohibit a public Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date of the transaction, the transaction is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

•	In general, Section 203 of the DGCL defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the DGCL defines an interested stockholder as any entity or person beneficially owning, or who within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes relating to the control of our board of directors or management team, including the following:

•

Board of Directors Vacancies.  Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors can be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•

Classified Board.  Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of our company as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•

Stockholder Action; Special Meeting of Stockholders.  Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder (in the capacity as a stockholder) from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting.  The DGCL provides that stockholders may cumulate votes in the election of directors if the corporation’s certificate of incorporation allows for such mechanism. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

•

Exclusive Jurisdiction for Certain Actions.  Our amended and restated bylaws require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions be brought only in the Court of Chancery in the State of Delaware, unless we otherwise consent. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

•

Amendment of Charter Provisions.  Any amendment of the above provisions in our amended and restated certificate of incorporation, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the affirmative vote of the holders of at least 66 2/3% of our then outstanding Common Stock.

•

Issuance of Undesignated Preferred Stock.  Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock and the warrants we issued in April 2016 is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “VKTX”. Our warrants issued in April 2016 are listed on the Nasdaq Capital Market under the symbol “VKTXW”.

Directors, Executive Officers and Corporate Governance

Information Regarding Directors

Our business and affairs are managed under the direction of our board of directors, or our Board, which currently consists of six members.  The primary responsibilities of our Board are to provide oversight, strategic guidance, counseling and direction to our management.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our Board is divided into three classes with staggered three-year terms.  Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.  Our directors are divided among the three classes as follows:

•	our class III directors are Dr. Lian and Dr. Macartney and their term will expire at the annual meeting of stockholders to be held in 2018; and

•	our class I directors are Mr. Foehr and Mr. Rowland and their term will expire at the annual meeting of stockholders to be held in 2019; and

•	our class II directors are Mr. Singleton and Mr. Webster and their term will expire at the annual meeting of stockholders to be held in 2020.

At each annual meeting of stockholders, the successors to the directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.  In addition, the authorized number of directors may be changed only by resolution of our Board.  Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.  This classification of our Board may have the effect of delaying or preventing a change of our management or a change in control.

The names of our current directors, their ages as of January 9, 2018, director class and biographies are listed below.  There are no family relationships between or among any of our directors.

Name	Age	Director Class	Position(s)
Lawson Macartney, DVM, Ph.D.	60	Class III	Chairperson of the Board of Directors
Brian Lian, Ph.D.(1)	52	Class III	President and Chief Executive Officer, Director
Matthew W. Foehr	45	Class I	Director
Charles A. Rowland, Jr.	59	Class I	Director
J. Matthew Singleton	65	Class II	Director
Stephen W. Webster	56	Class II	Director

___________

(1)	Please see “Information Regarding Executive Officers” below for Dr. Lian’s biography.

Lawson Macartney, DVM, Ph.D., has served as the Chairperson of the Board since May 2015 and as a member of our Board since May 2014.  Dr. Macartney serves on the Board of Dechra PLC, an international animal health pharmaceutical company based in the UK, and on the Supervisory Board of the Netherlands Translational Research Centre, a preclinical biopharmaceutical company based in The Netherlands. He served as President, Chief Executive Officer and a member of the board of directors of Ambrx Inc., a biopharmaceutical company, from February 2013 to June 2015.  Prior to Ambrx, Dr. Macartney served at Shire AG, a specialty biopharmaceutical company, as Senior Vice President of the Emerging Business Unit from 2011 to 2013, where he was responsible for discovery initiatives through Phase 3 development of Shire’s Specialty Pharmaceutical portfolio.  Prior to joining Shire AG, he served at GSK, a pharmaceutical company, from 1999 to 2011, serving as Senior Vice President of Global Product Strategy and Project/Portfolio Management from 2007 to 2011, as Senior Vice President, Cardiovascular and Metabolic Medicine Development Center from 2004 to 2007, and as Vice President, Global Head of Cardiovascular, Metabolic and

Urology Therapeutic Areas from 1999 to 2004.  Prior to joining GSK, Dr. Macartney was employed at Astra Pharmaceuticals from 1998 to 1999 in leadership roles in operations, marketing and sales, and served as Executive Director, Commercial Operations at AstraMerck, Inc., a pharmaceutical company, from 1996 to 1998.  Dr. Macartney received his Ph.D. from Glasgow University in Scotland in 1982, where he was a Royal Society Research Fellow, and his B.V.M.S. (equivalent to a D.V.M.) in 1979 from Glasgow University Veterinary School.  He is also trained in diagnostic pathology and is a Fellow of the Royal College of Pathologists.  We believe that Dr. Macartney’s extensive experience in leadership positions at numerous pharmaceutical companies qualifies him to serve on our Board.

Matthew W. Foehr has served as a member of our Board since May 2014.  Since February 2015, Mr. Foehr has served as President and Chief Operating Officer of Ligand, and previously served as Executive Vice President and Chief Operating Officer of Ligand from April 2011 to February 2015.  He has served on the board of directors of Ritter Pharmaceuticals, Inc. (NASDAQ: RTTR) since February 2015 and currently serves on its audit committee and is Chair of its compensation committee. Mr. Foehr has over 20 years of experience in the pharmaceutical industry, having managed global operations and research and development programs.  From March 2010 to April 2011, he was Vice President and Head of Consumer Dermatology R&D, as well as Acting Chief Scientific Officer of Dermatology, in the Stiefel division of GSK.  Following GSK’s $3.6 billion acquisition of Stiefel Laboratories, Inc., a pharmaceutical company, in 2009, Mr. Foehr led the R&D integration of Stiefel into GSK.  At Stiefel Laboratories, Inc., Mr. Foehr served as Senior Vice President of Global R&D Operations, Senior Vice President of Product Development & Support, and Vice President of Global Supply Chain Technical Services from January 2007 to March 2010.  Prior to Stiefel, Mr. Foehr held various executive roles at Connetics Corporation, a pharmaceutical company, including Senior Vice President of Technical Operations and Vice President of Manufacturing.  Early in his career, Mr. Foehr managed manufacturing activities and worked in process sciences at both LXR Biotechnology Inc. and Berlex Biosciences.  Mr. Foehr is the author of multiple scientific publications and is named on numerous U.S. patents.  He received his BS in Biology from Santa Clara University.  We believe that Mr. Foehr’s past service in executive management roles for companies in the pharmaceutical industry and related experience provide him with the qualifications and skills to serve as a member of our Board.  Pursuant to the management rights letter between us and Ligand, a greater than 5% holder of our outstanding shares of common stock, dated May 21, 2014, Ligand has the right to nominate one individual for election to our Board, and Mr. Foehr is the current member of our Board nominated by Ligand.

Charles A. Rowland, Jr., MBA, has served as a member of our Board since July 2017. He has served as a member of the board of directors of Blueprint Medicines Corporation since March 2015. From April 2016 to February 2017, Mr. Rowland served as president and chief executive officer of Aurinia Pharmaceuticals Inc., and as a member of the board of directors of Aurinia from July 2014 to February 2017. Mr. Rowland previously served as vice president and chief financial officer of ViroPharma Incorporated, an international biopharmaceutical company, from October 2008 until it was acquired by Shire plc in January 2014. Prior to joining ViroPharma, from 2006 to 2008, Mr. Rowland served as executive vice president and chief financial officer, as well as the interim co-chief executive officer, for Endo Pharmaceuticals Inc., a specialty pharmaceutical company with a primary focus in pain management. Mr. Rowland previously held positions of increasing responsibility at Biovail Pharmaceuticals, Inc., Breakaway Technologies, Inc., Pharmacia Corporation, Novartis AG and Bristol-Myers Squibb Co., each a biopharmaceutical company. Mr. Rowland joined the board of directors of Idenix Pharmaceuticals, Inc., a biopharmaceutical company, in June 2013 and served as a member of its audit committee until Idenix was acquired by Merck & Co., Inc. in August 2014. Mr. Rowland served as a member of the board of directors and chairman of the audit committee of Vitae Pharmaceuticals, Inc. from September 2014 until it was acquired by Allergan in September 2016. Since January 2015, he has served as a member of the supervisory board and chairman of the audit committee of Nabriva Therapeutics, AG, a biotechnology company based in Vienna, Austria. Mr. Rowland served as a member of the board of directors and chairman of the audit committee of BIND Therapeutics, Inc. from May 2014 to July 2016. Mr. Rowland received a B.S. in Accounting from Saint Joseph’s University and an M.B.A. with a finance concentration from Rutgers University. We believe that Mr. Rowland’s financial and business expertise in the life sciences industry provide him with the qualifications and skills to serve as a member of our Board.

J. Matthew Singleton has served as a member of our Board since May 2014.  In October 2011, Mr. Singleton retired from his position as Executive Vice President and Chief Financial Officer of CitationAir (formerly CitationShares LLC), a privately held jet services company wholly-owned by Textron Inc., a public industrial conglomerate.  He had served in this position since 2000.  Mr. Singleton has extensive financial, accounting and transactional experience, including through his role as Managing Director, Executive Vice President and Chief Administrative Officer of CIBC World Markets, an investment banking company, for 20 years, from 1974 to 1994, at Arthur Andersen & Co., a public accounting firm, including as Partner-in-Charge of the Metro New York Audit and Business Advisory Practice, and as a Practice Fellow at the Financial Accounting Standards Board, a private organization responsible for establishing financial accounting reporting standards.  From 2003 until 2014, Mr. Singleton served as a director of Cubist Pharmaceuticals Inc., and as Audit Committee Chair beginning in 2004.  Mr. Singleton previously served as an independent director of Salomon Reinvestment Company Inc., a privately held investment services company.  Mr. Singleton received an AB in Economics from Princeton University and his MBA from New York University with a focus in Accounting.  We believe that Mr. Singleton’s financial, accounting and business expertise provide him with the qualifications and skills to serve as a member of our Board, and are of particular importance as we continue to finance our operations.

Stephen W. Webster has served as a member of our Board since May 2014.  Mr. Webster has served as the Chief Financial Officer of Spark Therapeutics, Inc., a biotechnology company, since July 2014.  He was previously SVP and Chief Financial Officer of Optimer Pharmaceuticals, Inc., a biotechnology company, from 2012 to 2013, until its acquisition by Cubist Pharmaceuticals, Inc. Prior to joining Optimer, Mr. Webster served as SVP and Chief Financial Officer of Adolor Corporation, a biopharmaceutical company, from June 2008 until its acquisition by Cubist Pharmaceuticals, Inc. in December 2011.  From 2007 until joining Adolor Corporation in 2008, Mr. Webster served as Managing Director, Investment Banking Division, Health Care Group for Broadpoint Capital Inc. (formerly First Albany Capital).  Mr. Webster previously served as co-founder, President and Chief Executive Officer for Neuronyx, Inc., a biopharmaceutical company, from 2000 to 2006.  From 1987 to 2000, Mr. Webster served in positions of increased responsibility, including as Director, Investment Banking Division, Health Care Group for PaineWebber Incorporated.  He has served as a Director of Nabriva Therapeutics plc (Nasdaq: NBRV) since August 2016 and previously served as a Director of HearUSA, formerly a public company, from 2008-2012. Mr. Webster holds an AB in Economics cum laude from Dartmouth College and an MBA in Finance from The Wharton School of the University of Pennsylvania.  We believe that Mr. Webster’s extensive experience in the biopharmaceutical industry, and in particular his prior service as chief financial officer and in other executive management roles, provide him with the qualifications and skills to serve as a member of our Board.

Information Regarding Executive Officers

Our executive officers are elected by, and serve at the discretion of, our Board.  Our executive officers, their ages as of January 9, 2018, respective positions and biographies are listed below:

Name	Age	Position(s)
Brian Lian, Ph.D.	52	President and Chief Executive Officer, Director
Michael Morneau	52	Chief Financial Officer

Brian Lian, Ph.D., has served as our President and Chief Executive Officer and as a Director since our inception in September 2012.  Dr. Lian has over 15 years of experience in the biotechnology and financial services industries.  Prior to joining Viking, he was a Managing Director and Senior Research Analyst at SunTrust Robinson Humphrey, an investment bank, from 2012 to 2013.  At SunTrust Robinson Humphrey, he was responsible for coverage of small and mid-cap biotechnology companies with an emphasis on companies in the diabetes, oncology, infectious disease and neurology spaces.  Prior to SunTrust Robinson Humphrey, he was Managing Director and Senior Research Analyst at Global Hunter Securities, an investment bank, from 2011 to 2012.  Prior to Global Hunter Securities, he was Senior Healthcare Analyst at The Agave Group, LLC, a registered investment advisor, from 2008 to 2011.  Prior to The Agave Group, he was an Executive Director and Senior Biotechnology Analyst at CIBC World Markets, an investment bank, from 2006 to 2008.  Prior to CIBC, he was a research scientist in small molecule drug discovery at Amgen, a biotechnology company.  Prior to Amgen, he was a research scientist at Microcide Pharmaceuticals, a biotechnology company.  Dr. Lian holds an MBA in accounting and finance from Indiana University, an MS and Ph.D. in organic chemistry from The University of Michigan, and a BA in chemistry from Whitman College.  We believe that Dr. Lian’s experience in the biotechnology industry, as well as his extensive investment banking and other experience in the financial services industry, provide him with the qualifications and skills to serve as a member of our Board and bring relevant strategic and operational guidance to our Board.

Michael Morneau has served as our Chief Financial Officer since May 2014.  Mr. Morneau has over 25 years of accounting and financial experience at public and private companies in the biotechnology and accounting industries.  Prior to Viking, from 2009 to 2014, he was VP of Finance and Chief Accounting Officer at Trius Therapeutics, Inc.,

a subsidiary of Cubist Pharmaceuticals, Inc., a pharmaceutical company, following Cubist’s acquisition of Trius in September 2013.  Prior to Trius, from 2008 to 2009, he was Director of Lilly Research Labs Finance at Eli Lilly and Company, a pharmaceutical company.  Prior to Eli Lilly, from 2006 to 2008, he was Director of Finance and Accounting at SGX Pharmaceuticals, Inc., a biotechnology company, which was acquired by Eli Lilly.  Prior to SGX, from 2004 to 2006, he was Controller at Momenta Pharmaceuticals, Inc., a biotechnology company.  Mr. Morneau earned his MBA and MA in accounting from New Hampshire College, and a BA in mathematics from the University of New Hampshire.

There are no family relationships between or among any of our executive officers or directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and our other equity securities.  Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2017, our officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them.

Security Holder Nominations

We have not made any material changes to the procedures by which our stockholders may recommend nominees to our Board since we last disclosed the procedures by which stockholders may nominate director candidates under the caption “Security Holder Nominations” in our proxy statement for our 2017 annual meeting of stockholders filed with the SEC on April 7, 2017.

Code of Conduct and Ethics

Our Board has adopted a Code of Conduct and Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers.  We have posted the Code of Conduct and Ethics on our website at http://ir.vikingtherapeutics.com/governance-highlights under “Governance Documents”.  The Code of Conduct and Ethics can only be amended by the approval of the Audit Committee and any waiver to the Code of Conduct and Ethics for an executive officer or director may only be granted by our Audit Committee and must be timely disclosed as required by applicable law.  We expect that any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  Our Audit Committee is comprised of Dr. Macartney and Messrs. Singleton, Rowland and Webster, with Mr. Singleton serving as Chairperson of the committee.  Each member of the Audit Committee must be independent as defined under the applicable rules and listings standards of The Nasdaq Stock Market LLC, or the Nasdaq Rules, and SEC rules and financially literate under the Nasdaq Rules.  Our Board has determined that each member of the Audit Committee is “independent” and “financially literate” under the Nasdaq Rules and the SEC rules and that Mr. Singleton is an “audit committee financial expert” under the rules of the SEC.  The responsibilities of the Audit Committee are included in a written charter.  The Audit Committee acts on behalf of our Board in fulfilling our Board’s oversight responsibilities with respect to our corporate accounting and financial reporting processes, the systems of internal control over financial reporting and audits of financial statements, and also assists our Board in its oversight of the quality and integrity of our financial statements and reports and the qualifications, independence and performance of our independent registered public accounting firm. For this purpose, the Audit Committee performs several functions.  The Audit Committee’s responsibilities include:

•

appointing, determining the compensation of, retaining, overseeing and evaluating our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of performing other review or attest services for us;

•	determining the engagement of our independent registered public accounting firm;
•

prior to commencement of the audit engagement, reviewing and discussing with the independent registered public accounting firm a written disclosure by the prospective independent registered public accounting firm of all relationships between us, or persons in financial oversight roles, and such independent registered public accounting firm or their affiliates;

•	determining and approving engagements of the independent registered public accounting firm, prior to commencement of the engagement, and the scope of and plans for the audit;
•	monitoring the rotation of partners of the independent registered public accounting firm on our audit engagement;
•

reviewing with management and the independent registered public accounting firm any fraud that includes management or employees who have a significant role in our internal control over financial reporting and any significant changes in internal controls;

•

establishing and overseeing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or other auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	reviewing management’s efforts to monitor compliance with our policies designed to ensure compliance with laws and rules; and
•

reviewing and discussing with management and the independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s assessment of the quality and acceptability of our accounting principles and practices and all other matters required to be communicated to the Audit Committee by the independent registered public accounting firm under generally accepted accounting standards, the results of the independent registered public accounting firm’s review of our quarterly financial information prior to public disclosure and our disclosures in our periodic reports filed with the SEC.

The Audit Committee reviews, discusses and assesses its own performance and composition at least annually.  The Audit Committee also periodically reviews and assesses the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommends any proposed changes to our Board for its consideration and approval.

Typically, the Audit Committee meets at least quarterly and with greater frequency if necessary.  Our Board has adopted a written charter of the Audit Committee that is available to stockholders on our internet website at http://ir.vikingtherapeutics.com/governance-highlights under “Committee Charters”.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2017, which consist of our principal executive officer and our only other executive officer during the year ended December 31, 2017, are:

•	Brian Lian, Ph.D., our Chief Executive Officer; and
•	Michael Morneau, our Chief Financial Officer.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to our named executive officers for the fiscal years ended December 31, 2017 and 2016:

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)		Stock Awards ($)	Option Awards(1) ($)	All Other Compensation ($)	Total ($)
Brian Lian, Ph.D.	2017	440,000	*	(2)	—	254,733	—	694,733
Chief Executive Officer	2016	400,000	100,000		—	256,946	—	756,946
Michael Morneau	2017	300,000	*	(2)	—	100,360	—	400,360
Chief Financial Officer	2016	285,000	63,000		—	85,332	—	433,330

___________

(1)

These amounts represent the aggregate grant date fair value of option awards granted to each named executive officer, computed in accordance with authoritative accounting guidance.  These amounts do not represent the actual amounts paid to or realized by the named executive officer.  The value as of the grant date for stock options is recognized over the number of days of service required for the stock option to vest in full.  As stock-based compensation expense recognized is based on options ultimately expected to vest, the fair value of each employee option grant during the year ended December 31, 2017 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility: 85.8%; expected term (in years): 6.09; risk-free interest rate: 1.97%; and expected dividend yield: 0%.

(2)

Does not include for 2017 the amount of any annual bonuses that may be awarded to our named executive officers as the Compensation Committee has not, as of the date of the filing of the registration statement of which this prospectus forms a part, yet determined the annual bonus amounts, if any, that will be awarded our named executive officers for 2017. See “—2017 Bonuses” for a discussion of the target bonus amounts for each named executive officer for fiscal year 2017. We expect the Compensation Committee to assess 2017 performance and determine the 2017 annual bonus awards for our executive officers by March 2018. Once such annual bonus amounts, if any, have been determined, we will, in accordance with Securities and Exchange Commission rules and regulations, file a Current Report on Form 8-K or otherwise disclose the 2017 annual bonus amounts within four business days after the Compensation Committee has assessed 2017 performance and determined the 2017 annual bonus awards for our named executive officers.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Employment Agreement - President and Chief Executive Officer

We entered into an employment agreement with Brian Lian, Ph.D., as our President and Chief Executive Officer (the “Lian Employment Agreement”), which became effective on June 2, 2014.  The Lian Employment Agreement is subject to automatic renewals for additional one-year periods following June 2, 2015, unless either party gives the other written notice of its or his election to not renew (a “Lian Non-Renewal Notice”).  Pursuant to the Lian Employment Agreement, we agreed to nominate Dr. Lian, and to continue to nominate him, to serve as a member of our Board, and Dr. Lian agreed to continue to serve as a member of our Board for as long as he is elected by our stockholders, until his employment with us is terminated.  During fiscal year 2016, Dr. Lian’s annual base salary was $400,000, which was increased to $440,000 on January 1, 2017, subject to annual review by our Board or Compensation Committee and, if appropriate, increase (but not decrease except in certain limited circumstances).  Additionally, the Lian Employment Agreement provides that Dr. Lian will be eligible to receive a target annual bonus in an amount equal to 50% of his base salary in effect on June 30th of each calendar year for 2016 and after, which bonus will be based on our financial performance and Dr. Lian’s individual performance, in each case as determined by our Board or Compensation Committee.

Under the Lian Employment Agreement, on May 4, 2015, Dr. Lian was granted (1) a stock option to purchase 87,500 shares of our common stock, whereby 25% of the shares subject to the option were vested upon grant and 25% of the shares subject to the option will vest on each one-year anniversary of the date of grant for the following three years, so long as Dr. Lian continues to provide service to us on each applicable vesting date; (2) an award of 87,500 shares of common stock, whereby one-third of the shares subject to the award will vest on each one year anniversary of the date of grant for the following three years, so long as Dr. Lian continues to provide service to us on each applicable vesting date, subject to withholding of shares to cover tax withholding obligations arising upon the vesting of shares subject to the award; and (3) an additional award of 16,346 shares of common stock, which were fully vested upon grant (collectively, the “Lian Awards”).  The Lian Awards were issued under and subject to the terms and conditions of the 2014 Equity Incentive Plan.

Dr. Lian’s employment with us is at-will, meaning either we or Dr. Lian may terminate the employment relationship at any time, with or without cause.  However, Dr. Lian must provide at least 60 days’ written notice of resignation.  If we terminate Dr. Lian’s employment, then, so long as Dr. Lian complies with certain obligations, including execution and delivery of a general release within a specified period of time, we will pay Dr. Lian:  (1) his base salary as of the termination date for six months following the termination date, if such termination is pursuant to a Lian Non-Renewal Notice, disability or death, or for 12 months in the case of termination other than by Lian Non-Renewal Notice, for cause, disability or death; (2) six monthly payments if such termination is pursuant to a Lian Non-Renewal Notice, disability or death, or 12 monthly payments in the case of termination other than by Lian Non-Renewal Notice, for cause, disability or death, in each case equal to 1/12 of the amount equal to Dr. Lian’s target annual bonus percentage as of the termination date multiplied by Dr. Lian’s base salary as of such date; and (3) subject to Dr. Lian’s timely election of COBRA, the amount equal to the COBRA premiums for the lesser of (a) six months if such termination is pursuant to a Lian Non-Renewal Notice, disability or death, or 12 months in the case of termination other than by Lian Non-Renewal Notice, for cause, disability or death, or (b) until Dr. Lian becomes eligible to enroll in another employer-sponsored group health plan.  Additionally, if Dr. Lian’s employment is terminated by us (i) pursuant to a Lian Non-Renewal Notice, disability or death, the outstanding equity awards subject to the Lian Awards that would have vested within six months following the termination date will vest and become fully exercisable as of such termination date, and Dr. Lian will have six months from the termination date to exercise vested options under the Lian Awards (unless they terminate sooner pursuant to their terms), and (ii) other than by Lian Non-Renewal Notice, for cause, disability or death, the outstanding equity awards subject to the Lian Awards that would have vested within 12 months following the termination date will vest and become fully exercisable as of the termination date, and Dr. Lian will have 12 months from the termination date to exercise vested options under the Lian Awards (unless they terminate sooner pursuant to their terms).  In each case, all other equity awards subject to the Lian Awards will terminate without compensation therefore on the termination date.  Furthermore, if Dr. Lian resigns for good reason, he will be entitled to receive the same payments and accelerated vesting as if he had been terminated other than by Lian Non-Renewal Notice, for cause, disability or death, as set forth above.

In the event of a change in control of our company, 100% of the unvested outstanding equity awards granted under the Lian Awards will vest and become fully exercisable immediately prior to the change in control.  Additionally, if any vested equity awards held by Dr. Lian are not assumed or substituted for in accordance with certain conditions, we will pay cash to Dr. Lian on the change in control in exchange for the satisfaction and cancellation of the outstanding equity awards.  If Dr. Lian’s employment is terminated within 24 months following a change in control, subject to certain conditions, he will be entitled to receive the same payments and accelerated vesting as if he had been terminated other than by Lian Non-Renewal Notice, for cause, disability or death, as set forth above; however, he will be entitled to such payments for a period of 18 months and the vesting of the Lian Awards will be accelerated by 18 months.

Employment Agreement - Chief Financial Officer

We entered into an employment agreement with Michael Morneau, as our Chief Financial Officer (the “Morneau Employment Agreement”), which became effective on May 21, 2014.  The Morneau Employment Agreement is subject to automatic renewals for additional one-year periods following May 21, 2015, unless either party gives the other written notice of its or his election to not renew (a “Morneau Non-Renewal Notice”).  Pursuant to the terms of the Morneau Employment Agreement, Mr. Morneau’s base salary was initially $189,000 per year.  Effective October 1, 2014, Mr. Morneau agreed to an amended base salary of $135,000. During fiscal year 2016, Mr. Morneau’s annual base salary was $285,000, which was increased to $300,000 on January 1, 2017, subject to annual review by our Board or Compensation Committee and, if appropriate, increase (but not decrease except in certain limited circumstances).  Additionally, the Morneau Employment Agreement provides that Mr. Morneau will be eligible to receive a target annual bonus in an amount equal to 35% of his base salary in effect on June 30th of each calendar year for 2016 and after, which bonus will be based on our financial performance and Mr. Morneau’s individual performance, in each case as determined by our Board or Compensation Committee.

Under the Morneau Employment Agreement, on May 4, 2015, Mr. Morneau was granted (1) a stock option to purchase 25,500 shares of our common stock, whereby 25% of the shares subject to the option were vested upon grant and 25% of the shares subject to the option will vest on each one-year anniversary of the date of grant for the following three years, so long as Mr. Morneau continues to provide service to us on each applicable vesting date; (2) an award of 67,000 shares of common stock, whereby one-third of the shares subject to the award will vest on each one-year anniversary of the date of grant for the following three years, so long as Mr. Morneau continues to provide service to us on each applicable vesting date, subject to withholding of shares to cover tax withholding obligations arising upon the vesting of shares subject to the award; and (3) an additional award of 10,404 shares of common stock, which were fully vested upon grant (collectively, the “Morneau Awards”).  The Morneau Awards were issued under and subject to the terms and conditions of the 2014 Equity Incentive Plan.

Mr. Morneau’s employment with us is at-will, meaning either we or Mr. Morneau may terminate the employment relationship at any time, with or without cause.  However, Mr. Morneau must provide at least 60 days’ written notice of resignation.  If we terminate Mr. Morneau’s employment, then, so long as Mr. Morneau complies with certain obligations, including execution and delivery of a general release within a specified period of time, we will pay Mr. Morneau:  (1) his base salary as of the termination date for three months following the termination date, if such termination is pursuant to a Morneau Non-Renewal Notice, disability or death, or for six months in the case of termination other than by Morneau Non-Renewal Notice, for cause, disability or death; (2) three monthly payments if such termination is pursuant to a Morneau Non-Renewal Notice, disability or death, or six monthly payments in the case of termination other than by Morneau Non-Renewal Notice, for cause, disability or death, in each case equal to 1/12 of the amount equal to Mr. Morneau’s target annual bonus percentage as of the termination date multiplied by Mr. Morneau’s base salary as of such date; and (3) subject to Mr. Morneau’s timely election of COBRA, the amount equal to the COBRA premiums for the lesser of (a) three months if such termination is pursuant to a Morneau Non-Renewal Notice, disability or death, or six months in the case of termination other than by Morneau Non-Renewal Notice, for cause, disability or death, or (b) until Mr. Morneau becomes eligible to enroll in another employer-sponsored group health plan.  Additionally, if Mr. Morneau’s employment is terminated by us (i) pursuant to a Morneau Non-Renewal Notice, disability or death, the outstanding equity awards subject to the Morneau Awards that would have vested within three months following the termination date will vest and become fully exercisable as of such termination date, and Mr. Morneau will have three months from the termination date to exercise vested options under the Morneau Awards (unless they terminate sooner pursuant to their terms), and (ii) other than by Morneau Non-Renewal Notice, for cause, disability or death, the outstanding equity awards subject to the Morneau Awards that would have vested within six months following the termination date will vest and become fully exercisable as of the termination date, and Mr. Morneau will have six months from the termination date to exercise vested options under the Morneau Awards (unless they terminate sooner pursuant to their terms).  In each case, all other equity awards subject to the Morneau Awards will terminate without compensation therefore on the termination date.  Furthermore, if Mr. Morneau resigns for good reason, he will be entitled to receive the same payments and accelerated vesting as if he had been terminated other than by Morneau Non-Renewal Notice, for cause, disability or death, as set forth above.

In the event of a change in control of our company, 100% of the unvested outstanding equity awards granted under the Morneau Awards will vest and become fully exercisable immediately prior to the change in control.  Additionally, if any vested equity awards held by Mr. Morneau are not assumed or substituted for in accordance with certain conditions, we will pay cash to Mr. Morneau on the change in control in exchange for the satisfaction and cancellation of the outstanding equity awards.  If Mr. Morneau’s employment is terminated within 24 months following a change in control, subject to certain conditions, he will be entitled to receive the same payments and accelerated vesting as if he had been terminated other than by Morneau Non-Renewal Notice, for cause, disability or death, as set forth above; however, he will be entitled to such payments for a period of 12 months and the vesting of the Morneau Awards will be accelerated by 12 months.

2017 Bonuses

In March 2017, the Compensation Committee adopted corporate performance objectives for the 2017 bonus program for our named executive officers based on milestones that primarily included the topline data readouts for VK5211 and VK2809 Phase 2 clinical trials, completion of a proof-of-concept study in GSD1, the completion of a financing, signing partnerships for one or two of the Company’s programs, expansion of infrastructure and human capital, an increase in our institutional stockholder base and completing a second financing.

As of this date of the filing of the registration statement of which this prospectus forms a part, the Compensation Committee has not yet determined the annual bonus amounts, if any, that will be awarded our named executive officers for 2017. We expect the Compensation Committee to assess 2017 performance and determine the 2017 annual bonus awards for our executive officers by March 2018. Once such annual bonus amounts, if any, have been determined, we will, in accordance with Securities and Exchange Commission rules and regulations, file a Current Report on Form 8-K or otherwise disclose the 2017 annual bonus amounts within four business days after the Compensation Committee has assessed 2017 performance and determined the 2017 annual bonus awards for our named executive officers.

Potential Payments Upon Termination or Change in Control

Our executive officers will be entitled to receive certain payments and benefits upon termination of their employment or a change in control of our company, as described under the section entitled “-Employment Agreements” above.

Perquisites, Health, Welfare and Retirement Plans and Benefits

Health and Welfare Benefits

Our named executive officers are eligible to participate in all of our employee benefit plans, including our medical, dental, vision, group life and disability insurance plans, in each case on the same basis as other employees.

Perquisites and Personal Benefits

We do not currently provide perquisites or personal benefits to our named executive officers.

Pension Benefits and Non-Qualified Deferred Compensation

Commencing as of November 30, 2015, we maintain a 401(k) defined contribution plan in which all of our employees age 21 and older and who work, on average, at least 20 hours per week, are entitled to participate.  Employees contribute their own funds, as salary deductions, on a pre-tax basis.  Contributions will be permitted to be made up to plan limits, subject to government limitations.  We do not currently intend to provide full or partial matching contributions under the 401(k) plan.

Outstanding Equity Awards at December 31, 2017

The following table presents the outstanding option and stock awards held by each of our named executive officers as of December 31, 2017.

			Options Awards				Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brian Lian, Ph.D.	1/5/2017	(1)	—	250,000	$1.23	1/5/2027	—		—		—		—
	1/5/2017		34,931	—	$1.23	1/5/2027	—		—		—		—
	3/14/2016		54,336	—	$1.88	3/14/2026	—		—		—		—
	3/4/2016	(1)	31,250	93,750	$2.15	3/4/2026	—		—		—		—
	5/4/2015	(2)	65,625	21,875	$9.49	5/4/2025	—		—		—		—
	5/4/2015		—	—	—	—	—		—		29,166	(3)	$276,785	(4)
	2/20/2014		—	—	—	—	183,095	(5)	$30,778	(6)	—		—
Michael Morneau	1/5/2017	(1)	—	95,000	$1.23	1/5/2027	—		—		—		—
	1/5/2017		17,605	—	$1.23	1/5/2027	—		—		—		—
	3/14/2016		19,934	—	$1.88	3/14/2026	—		—		—		—
	3/4/2016	(1)	10,000	30,000	$2.15	3/4/2016	—		—		—		—
	5/4/2015	(2)	19,125	6,375	$9.49	5/4/2025	—		—		—		—
	5/4/2015		—	—	—	—	—		—		22,333	(3)	$211,940	(4)

___________

(1)

The shares subject to each stock option vest over a four-year period, with 25% of the shares subject to the option vesting on each anniversary of the grant date, with partial or full vesting under certain circumstances, including upon a change in control of our company or various events specified in the named executive officer’s employment agreement, if applicable.  The option awards remain exercisable until they expire ten years from the date of grant subject to earlier expiration following termination of employment.

(2)

The shares subject to each stock option vest over a three-year period, with 25% of the shares subject to the option vested on the grant date and 25% of the shares subject to the option vesting on each anniversary of the grant date, with partial or full vesting under certain circumstances, including upon a change in control of our company or various events specified in the named executive officer’s employment agreement, if applicable.  The option awards remain exercisable until they expire ten years from the date of grant subject to earlier expiration following termination of employment.

(3)

The shares subject to each restricted stock award vest over a three-year period, with one-third of the shares subject to the restricted stock award vesting on each anniversary of the grant date, with partial or full vesting under certain circumstances, including upon a change in control of our company or various events specified in the named executive officer’s employment agreement, if applicable.

(4)

These amounts represent the aggregate grant date fair value of restricted stock awards granted to each named executive officer.  These amounts do not represent the actual amounts paid to or realized by the named executive officer.  The value as of the grant date for the restricted stock awards is calculated based on the number of shares granted and the grant date market price and is recognized once the requisite service period for the restricted stock is satisfied.  The grant date fair value per share was $9.49 at May 4, 2015.

(5)	These shares are subject to a repurchase option and vest upon the achievement of a milestone set forth in the Common Stock Purchase Agreement, as amended, pursuant to which these shares were issued.
(6)

The amount represents the aggregate grant date fair value of a stock award granted to the named executive officer, computed in accordance with authoritative accounting guidance.  This amount does not represent the actual amount paid to or realized by the named executive officer.  The Company utilized a Monte Carlo simulation method to determine the fair value of the performance-based shares as of the issuance date. The Monte Carlo simulation method takes into consideration the expected timing of the performance milestones, probability of achieving the milestones and estimated per share common stock prices at expected vesting dates.

Non-Employee Director Compensation

Our Board has adopted a compensation policy for our non-employee directors that consists of annual retainer fees and long-term equity awards.  Under this policy, each non-employee director will receive an annual retainer of $33,170 for serving on our Board.  The Chairperson of our Board will receive an additional annual retainer of $32,800, the chairperson of the Audit Committee will receive an additional annual retainer of $16,650, the chairperson of the Compensation Committee will receive an additional annual retainer of $11,350 and the chairperson of the Nominating and Corporate Governance Committee will receive an additional annual retainer of $9,280.  Each other member of the Audit Committee will receive an additional annual retainer of $8,900, each other member of the Compensation Committee will receive an additional annual retainer of $6,750 and each other member of the Nominating and Corporate Governance Committee will receive an additional annual retainer of $4,900.  All cash retainers will be earned on a quarterly basis based on a calendar quarter, and, if applicable, will be prorated for the portion of the calendar quarter during which such non-employee director actually serves on our Board or a committee thereof, and will be paid in arrears no later than the 30th day following the end of each calendar quarter.

In addition to cash fees, each non-employee director will be granted on the first business day of each calendar year a stock option to purchase 16,000 shares of our common stock.  If a non-employee director joins our Board other than at an annual meeting of our stockholders, such non-employee director will be granted on the date such individual first becomes appointed or elected as a non-employee director (1) a stock option to purchase 32,000 shares of our common stock and (2) a stock option to purchase 16,000 shares of our common stock, reduced pro rata for each day prior to the date of grant that has elapsed since January 1st of the year in which the individual first becomes a non-employee director.  Annual equity awards and equity awards granted to new non-employee directors will vest in full on the one-year anniversary of the applicable date of grant, subject to the director’s continuous service through such date.

Each initial equity award and each annual equity award will have a maximum term of ten years and will be made in the form of nonstatutory stock options.  For any non-employee director serving at the time of a change in control of our company (as defined in our 2014 Equity Incentive Plan), all then-outstanding and unvested compensatory equity awards granted under the non-employee director compensation policy would become fully vested and exercisable, if applicable, immediately prior to the change in control.

The following table sets forth summary information concerning compensation paid or accrued to the members of our Board for services rendered to us for the fiscal year ended December 31, 2017.

Name (1)	Fees Earned or Paid in Cash	Option Awards (2)(3)	Total
Lawson Macartney, DVM, Ph.D. (4)	$84,150	$13,278	$97,428
Matthew W. Foehr (4)	$33,170	$13,278	$46,448
Charles A. Rowland, Jr.(5)	$20,126	$29,616	$49,742
J. Matthew Singleton (4)	$56,570	$13,278	$69,848
Stephen W. Webster (4)	$58,320	$13,278	$71,598

___________

(1)

Brian Lian, Ph.D., our President and Chief Executive Officer and a named executive officer, is not included in this table as he is an employee of ours and therefore receives no compensation for his service as a director.  Dr. Lian’s compensation is included in the section entitled “—Summary Compensation Table” above.

(2)	On January 3, 2017, each of our then-current non-employee directors received an unvested option to purchase 16,000 shares of our common stock, which became fully vested on January 3, 2018.
(3)

These amounts represent the aggregate grant date fair value of option awards granted to each listed director in 2017, computed in accordance with authoritative accounting guidance.  These amounts do not represent the actual amounts paid to or realized by the directors during 2017.  The value as of the grant date for stock options is recognized over the number of days of service required for the stock option to vest in full. As stock-based compensation expense recognized is based on options ultimately expected to vest, the fair value of each employee option grant during the year ended December 31, 2017 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility: 84.03%; expected term (in years): 5.5; risk-free interest rate 1.97%; and expected dividend yield: 0%.

(4)	Total options to purchase shares of our common stock held by this director as of December 31, 2017 was 52,786.
(5)

Mr. Rowland was appointed to our Board effective July 1, 2017. In connection with his appointment to our Board, on July 1, 2017, he was granted an option to purchase 40,000 shares of our common stock, which will vest in full on July 1, 2018. As of December 31, 2017, Mr. Rowland held options to purchase an aggregate of 40,000 shares of our common stock.

Compensation Committee Interlocks and Insider Participation; Compensation Committee Report

We are a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and are not required to provide the information required under this item.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth additional information as of December 31, 2017 with respect to the shares of common stock that may be issued upon the exercise of options and other rights under our existing equity compensation plans and arrangements in effect as of December 31, 2017.  The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options and the number of shares remaining available for future grant, excluding the shares to be issued upon exercise of outstanding options.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	1,622,114	$2.60	1,363,086	(2)
Equity compensation plans not approved by security holders (3)	—	—	—
Total	1,622,114	$2.60	1,363,086

___________

(1)	Comprised of the 2014 Equity Incentive Plan, or the 2014 EIP, and the 2014 Employee Stock Purchase Plan, or the 2014 ESPP.
(2)

Comprised solely of 669,698 shares subject to awards available for future issuance under the 2014 EIP and 693,388 shares of common stock that may be issued under the 2014 ESPP, in each case as of December 31, 2017.  Pursuant to the terms of the 2014 EIP, the share reserve of the 2014 EIP will automatically increase on January 1st, through fiscal 2024, by 3.5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year.  Pursuant to the terms of the 2014 ESPP, the share reserve of the 2014 ESPP will automatically increase on January 1st, through fiscal 2024, by 1% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year.

(3)	As of December 31, 2017, we did not have any equity compensation plans that were not approved by our stockholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of December 31, 2017, with respect to the beneficial ownership of shares of our common stock by:

•	each of our directors;

•	each of our named executive officers;
•	all of our current directors and executive officers as a group; and
•	each person or group known to us to be the beneficial owner of more than five percent of our common stock.

This table is based upon information supplied by officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC.  Other than as set forth below, we are not aware of any other beneficial owner of more than five percent of our common stock as of December 31, 2017.  Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 35,817,104 shares of common stock outstanding as of December 31, 2017, adjusted as required by rules promulgated by the SEC.  These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.  In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before March 1, 2018, which is 60 days after December 31, 2017.  These shares are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Viking Therapeutics, Inc., 12340 El Camino Real, Suite 250, San Diego, CA 92130.

	Beneficial Ownership of
	Common Stock
	Number of	Percent of
Name of Beneficial Owner	Shares	Class (1)
Named Executive Officers and Directors:
Brian Lian, Ph.D. (2)	1,701,740	4.7%
Michael Morneau (3)	177,065	*
Matthew W. Foehr (4)	112,036	*
Lawson Macartney, DVM, Ph.D. (5)	52,786	*
Charles A. Rowland, Jr.	—	—
Matthew Singleton (5)	52,786	*
Stephen W. Webster (5)	52,786	*
All current executive officers and directors as a group (7 persons) (6)	2,149,199	5.9%

Greater than 5% Stockholders:
Ligand Pharmaceuticals Incorporated (7)	7,820,964	20.9%
G. Nicholas Farwell (8)	2,490,008	7.0%
Sphera Funds Management Ltd. (9)	2,145,300	6.0%

___________

*	Less than one percent.
(1)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of shares of common stock outstanding as of December 31, 2017, plus the number of shares of common stock that such person or group had the right to acquire within 60 days after December 31, 2017.

(2)

Consists of: (a) 1,453,098 shares of common stock owned directly, of which 1,240,836 are vested or will vest within 60 days of December 31, 2017, and (b) 248,642 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2017.

(3)

Consists of: (a) 86,651 shares of common stock owned directly, of which 64,317 are vested or will vest within 60 days of December 31, 2017, and (b) 90,414 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2017.

(4)

Consists of: (a) 39,250 shares of common stock owned directly, (b) 52,786 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2017, and (c) 20,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 31, 2017.

(5)	Consists solely of shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2017.
(6)

Consists of: (a) 1,578,999 shares of common stock owned directly by all of our current executive officers and directors, of which 1,344,403 are vested or will vest within 60 days of December 31, 2017, (b) 550,200 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2017, and (c) 20,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 31, 2017.

(7)

Ligand Pharmaceuticals Incorporated’s address is 3911 Sorrento Valley Blvd, #110, San Diego, CA 92121.  Consists of: (a) 5,418,490 shares of common stock owned directly by Ligand Pharmaceuticals Incorporated, or Ligand, (b) 882,474 shares of common stock owned by Metabasis Therapeutics, Inc., a wholly-owned subsidiary of Ligand, and (c) 1,520,000 shares of common stock issuable upon exercise of warrants held by Ligand that are exercisable within 60 days of December 31, 2017.  Beneficial ownership is based solely on information contained in the Schedule 13D/A filed with the Securities and Exchange Commission on April 15, 2016 by Ligand.

(8)

The number of shares consists of: (1) 950,000 shares of Common Stock held by a family trust of which the Mr. Farwell is one of the trustees and over which Mr. Farwell shares voting and dispositive power, (2) 500,000 shares of Common Stock held directly by Mr. Farwell, (3) 1,040,008 shares of Common Stock held in the Selling Stockholder’s IRA, (4) 123,750 shares of Common Stock issuable upon exercise of the Warrant held by a family trust of which Mr. Farwell is one of the trustees and over which the Selling Stockholder shares voting and dispositive power, (5) 75,000 shares of Common Stock issuable upon exercise of the Warrant held directly by Mr. Farwell, (6) 273,750 shares of Common Stock issuable upon exercise of the Warrant held in the Selling Stockholder’s IRA, (7) 540,000 shares of Common Stock issuable upon exercise of an additional warrant to purchase shares of Common Stock held by a family trust of which the Selling Stockholder is one of the trustees and over which the Selling Stockholder shares voting and dispositive power, (8) 185,000 shares of Common Stock issuable upon exercise of an additional warrant to purchase shares of Common Stock held directly by Mr. Farwell, and (9) 573,750 shares of Common Stock issuable upon exercise of an additional warrant to purchase shares of Common Stock held in the Selling Stockholder’s IRA, except in the cases of items (4) through (9) to the extent any such exercise is restricted by the Warrant Blocker. The business address of Mr. Farwell is 1240 Arbor Road, Menlo Park, CA 94025.

(9)

Consists of 2,081,370 shares of Common Stock held directly by Sphera Global Healthcare Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management Ltd. (the “Management Company:), and 63,930 shares of Common Stock held directly by HFR HE Sphera Global Healthcare Master Trust, which has delegated its investment management authority to the Management Company. The Management Company is managed, controlled, and operated by its general partner, Sphera Global Healthcare GP Ltd., which is controlled jointly by Sphera Funds Management Ltd. and Moshe Arkin. Beneficial ownership is based solely on information contained in the Schedule 13G filed with the Securities and Exchange Commission on December 18, 2017 by Mr. Arkin, Sphera Funds Management Ltd., Sphera Global Healthcare GP Ltd. and Sphera Global Healthcare Management LP. The business address of Mr. Arkin is 6 Hachoshlim St., Herzelia, Israel and the business address of Sphera Funds Management Ltd.,

Sphera Global Healthcare GP Ltd. and Sphera Global Healthcare Management LP is 21 Ha'arba'ah Street, Tel Aviv 64739, Israel.

Certain Relationships and Related Transactions, and Director Independence

Policies and Procedures for Related Party Transactions

Our Board has adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions.  This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person.  A related person is any individual who is, or who has been since the beginning of our last fiscal year, one of our directors or executive officers, or a nominee to become one of our directors, or any person known to be the beneficial owner of more than 5% of any class of our voting securities, or any immediate family member of any of the foregoing persons.  Additionally, any firm, corporation or other entity by which any of the foregoing persons is employed or in which such person is a general partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest, will also be deemed to be a related person.  Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy.  As provided by our audit committee charter, our Audit Committee is responsible for reviewing and approving in advance any related party transaction.

Transactions with Related Persons

In addition to the director and executive officer compensation arrangements discussed in the section of this prospectus entitled “Executive Compensation”, the following is a summary of material provisions of transactions since January 1, 2017 that we have been a party to and in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers, beneficial owners of more than 5% of our capital stock, or their immediate family members, have had or will have a direct or indirect material interest.

Agreements with Ligand

On May 21, 2014, we entered into the Master License Agreement with Ligand, a greater than 5% holder of our outstanding common stock, pursuant to which Ligand granted us worldwide rights under (1) patents related to SARM Compounds, TRß Compounds, FBPase Compounds, EPOR Compounds and DGAT-1 Compounds; (2) related know-how controlled by Ligand; and (3) physical quantities of SARM, TRß, FBPase, EPOR and DGAT-1 Compounds.    In connection with the Master License Agreement, we also entered into a Loan and Security Agreement with Ligand, dated May 21, 2014, as amended on April 8, 2015 and January 22, 2016, and issued to Ligand a Secured Convertible Promissory Note, or the Ligand Note, pursuant to which Ligand loaned us an initial principal amount of $2,500,000.  From May 21, 2014 to January 21, 2016, the principal amount outstanding under the loans accrued interest at a fixed per annum rate equal to the lesser of 5.0% and the maximum interest rate permitted by law.  Effective as of January 22, 2016, the principal amount outstanding under the loans accrues interest at a fixed per annum rate equal to the lesser of 2.5% and the maximum interest rate permitted by law.  In the event we default under the loans, the loans will accrue interest at a fixed per annum rate equal to the lesser of 8% and the maximum interest rate permitted by law. Pursuant to the terms of the Loan and Security Agreement and the Ligand Note, the loans will become due and payable upon the written demand of Ligand at any time after the earlier to occur of an event of default under the Loan and Security Agreement or the Ligand Note, or May 21, 2017, unless the loans are repaid in cash or converted into equity prior to such time.  On April 13, 2016, we completed an underwritten public offering of our common stock and warrants to purchase shares of our common stock, or the April 2016 Offering.  Under the terms of the Loan and Security Agreement; upon the consummation of the April 2016 Offering, we were required to repay $1,500,000 of the Ligand Note obligation to Ligand. Accordingly, we repaid $1,500,000 of the Ligand Note with $300,000 paid in cash and $1,200,000 paid in the form of 960,000 shares of our common stock and a warrant to purchase up to 960,000 shares of our common stock, or the Ligand Warrant.  The Ligand Warrant has an exercise price of $1.50 per share of common stock, was immediately exercisable upon issuance and will expire on April 13, 2021. In connection with the Master License Agreement, we also entered into a Registration Rights Agreement with Ligand, pursuant to which we granted certain registration rights to Ligand with respect to the securities issued by us to Ligand under the Master License Agreement and the securities issued or issuable by us to Ligand pursuant to the Ligand Note. On February 14, 2017, we filed a Registration Statement on Form S-3 under the Securities Act covering the resale of the full amount of the securities issued or issuable by us to Ligand under the Master License Agreement and the Ligand Note.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.  Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware, or the DGCL; and
•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal.  If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

Our amended and restated certificate of incorporation provides that we will, under certain circumstances, indemnify our directors, officers, employees or agents, subject to any provisions contained in our amended and restated bylaws.  Our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was or is made a party or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of our directors or officers, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expense, liability and loss (including, among other things, attorney’s fees and amounts paid in settlement) reasonably incurred or suffered by such director, officer, employee or agent in connection therewith, subject to certain conditions.  Our amended and restated bylaws also provide us with the power to, to the extent authorized by our Board, grant rights to indemnification and to advancement of expenses to any of our employees or agents to the fullest extent indemnification may be granted to our directors and officers.  In addition, our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to certain exceptions.

Further, we have indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL.  These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service.  These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions.  We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties.  They may also reduce the likelihood of derivative litigation against our directors and executive officers even though an action, if successful, might benefit us and other stockholders.  Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.  At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Our amended and restated bylaws provide that we may purchase and maintain insurance, at our expense, to protect us and any person who is or was a director, officer, employee or agent of us or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.  We maintain insurance under which, subject to the limitations of the insurance policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our Board.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Independence

Under the rules and listings standards of the Nasdaq Rules, a majority of the members of our Board must satisfy the Nasdaq criteria for “independence.” No director qualifies as independent under the Nasdaq Rules unless our Board affirmatively determines that the director does not have a relationship with us that would impair independence (directly or as a partner, stockholder or officer of an organization that has a relationship with us).  Our Board has determined that Dr. Macartney and Messrs. Singleton, Rowland and Webster are independent directors as defined under the Nasdaq Rules.  Dr. Lian is not independent under the Nasdaq Rules as a result of his position as our President and Chief Executive Officer.  Mr. Foehr is not independent under the Nasdaq Rules in light of the Master License Agreement, as amended from time to time, and related agreements between us and Ligand, and Mr. Foehr’s position as an executive officer of Ligand.

Principal Accounting Fees and Services

Principal Accountant Fees and Services

The following table represents aggregate fees billed to us for the fiscal years ended December 31, 2017 and December 31, 2016 by Marcum LLP, our independent registered public accounting firm for such periods.  All fees described below were approved by the Audit Committee.

.

	Fiscal Year Ended December 31,
	2017	2016
Audit Fees (1)	$159,160	$155,921
Audit-Related Fees (2)	74,572	157,230
Tax Fees	—	—
All Other Fees (3)	3,145	—
Total Fees	$236,877	$313,151

___________

(1)Audit fees consist of fees billed for services rendered for the audit of our annual financial statements, including review of the interim financial statements included in quarterly reports.

(2)Audit-related fees consist of fees for assurance and related services that are traditionally performed by our independent registered public accounting firm and include fees reasonably related to the performance of the audit or review of our interim financial statements and due diligence services and not reported under the caption “Audit Fees” and includes review of our registration statement for our initial and subsequent public offerings, and related services that are normally provided in connection with statutory and regulatory filings or engagements.

(3)  All Other Fees consist of fees related to a Marcum conference that Viking attended and presented at.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Marcum LLP.  The policy generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts.  Pre-approval may also be given as part of the Audit Committee’s approval of the scope of the engagement of the independent registered public accounting firm or on an individual case-by-case basis before the independent registered public accounting firm is engaged to provide each service.  The pre-approval of services may be delegated to one or more of the Audit Committee’s members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.  By the adoption of this policy, the Audit Committee has delegated the authority to pre-approve services to the Chairperson of the Audit Committee, subject to certain limitations.

The Audit Committee has determined that the rendering of the services other than audit services by Marcum LLP is compatible with maintaining the independent registered public accounting firm’s independence.

LEGAL MATTERS

The validity of the shares of Common Stock being offered by this prospectus will be passed upon for us by Paul Hastings LLP, Palo Alto, California.

EXPERTS

Marcum LLP, independent registered public accounting firm, has audited our financial statements included in our annual report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this prospectus and elsewhere in the registration statement of which this prospectus is a part. Our financial statements are incorporated by reference in reliance on Marcum LLP’s report (which includes an explanatory paragraph as to Viking Therapeutics, Inc.’s ability to continue as a going concern), given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement of which this prospectus is a part and the exhibits to such registration statement. For further information with respect to us and the Common Stock offered by this prospectus, we refer you to the registration statement of which this prospectus is a part and the exhibits to such registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this prospectus is a part. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Viking Therapeutics, Inc.  The SEC’s Internet site can be found at http://www.sec.gov.  You may also request a copy of these filings, at no cost, by writing us at 12340 El Camino Real, Suite 250, San Diego, California 92130 or telephoning us at (858) 704-4660.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.vikingtherapeutics.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and persons controlling us pursuant to the provisions described in Item 14 of the registration statement of which this prospectus is a part or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by our directors, officers, or controlling persons in connection with the Common Stock being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information and reports we file with it, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus. We are incorporating by reference the documents listed below, which we have already filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 21, 2017;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 10, 2017;
•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on August 9, 2017;
•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 8, 2017;
•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2017;
•	our Current Reports on Form 8-K filed with the SEC on February 14, 2017, May 24, 2017, June 14, 2017, June 19, 2017, July 6, 2017, September 29, 2017, December 7, 2017 and December 11, 2017; and
•

the description of our Common Stock set forth in the Registrant’s Registration Statement on Form 8-A (File No. 001-37355), filed with the SEC on April 23, 2015, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus and such future filings will become a part of this prospectus from the respective dates that such documents are filed with the SEC. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Documents incorporated by reference are available from us, without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:

Viking Therapeutics, Inc.

12340 El Camino Real, Suite 250

San Diego, California 92130

Telephone: (858) 704-4660

You also may access these filings on our Internet site at www.vikingtherapeutics.com. Our web site and the information contained on that site, or connected to that site, are not incorporated into this prospectus or the registration statement of which this prospectus is a part.

This prospectus is part of a registration statement we filed with the SEC. We have incorporated exhibits into the registration statement of which this prospectus is a part. You should read the exhibits carefully for provisions that may be important to you.

Neither we nor the selling stockholder authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the selling stockholder is not, making an offer of these securities in any jurisdiction where such offer is not permitted.

1,987,337 Shares

Common Stock

PROSPECTUS

January 16, 2018